420 Montgomery Street San Francisco, CA 94104

November 7, 2023

VIA EDGAR

Mr. John Spitz
Mr. Amit Pande
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Wells Fargo & Company
Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated June 29, 2023
File No. 001-02979

Dear Mr. Spitz and Mr. Pande:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in the Staff’s letter dated October 24, 2023, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”) related to the Company’s above referenced Form 10-K for the Fiscal Year Ended December 31, 2022 (“Form 10-K”) and the Company’s response dated June 29, 2023, we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit 13
Earnings Performance, page 7

1.Please refer to comment 1. We note in your response and disclosures throughout your filing that “operating losses” are comprised of expenses for litigation, regulatory, and customer remediation matters. We further note that current disclosures included in your Form 10-Q for the six-months ended June 30, 2023, continue to simply attribute the increase in the operating losses line item to “a variety of factors, some of which are outside of your control. Please tell us and revise your future filings to clearly define and separately discuss each of these components (i.e., litigation, regulatory, and customer remediation) and the expenses corresponding to each component which comprise your operating losses for each period presented. To the extent that one or more of these expense components (e.g., customer remediation or litigation) significantly contributes to the noted change in operating losses recorded during any period, please provide enhanced MD&A disclosures explaining the reason(s) for and the drivers behind the change in operating losses.
© 2023 Wells Fargo Bank, N.A. All rights reserved.

November 7, 2023

Wells Fargo response:

In our Form 10-Q for third quarter 2023 filed with the Commission on October 31, 2023
(“Form 10-Q”), we separately defined and discussed the components of our operating losses, including the expense amounts corresponding to each component for the periods presented. Please reference our disclosure in Note 17 (Revenue and Expenses) to Financial Statements in the
Form 10-Q (page 128), as follows (note: highlighted text below represents enhanced disclosures from our Form 10-Q for second quarter 2023):

“OPERATING LOSSES Operating losses consist of expenses related to:
•Legal actions such as litigation and regulatory matters. For additional information on legal actions, see Note 10 (Legal Actions);
•Customer remediation activities, which are associated with our efforts to identify areas or instances where customers may have experienced financial harm and provide remediation as appropriate. We have accrued for the probable and estimable costs related to our customer remediation activities, which amounts may change based on additional facts and information, as well as ongoing reviews and communications with our regulators; and
•Other business activities such as deposit overdraft losses, fraud losses, and isolated instances of customer redress.

Table 17.2 provides the components of our operating losses included in our consolidated statement of income.
Table 17.2: Operating Losses

	Quarter ended September 30,		Nine months ended September 30,
($ in millions)	2023	2022	2023	2022
Legal actions	$175	984	$115	1,097
Customer remediation	(30)	978	133	1,615
Other	184	256	580	755
Total operating losses	$329	2,218	$828	3,467

Operating losses may have significant variability given the inherent and unpredictable nature of legal actions and customer remediation activities. The timing and determination of the amount of any associated losses for these matters depends on a variety of factors, some of which are outside of our control.”

Additionally, we provided in the Management’s Discussion and Analysis (“MD&A”) section of the Form 10-Q the expense amounts for the Company’s legal actions and customer remediation activities, which significantly contributed to the change in operating losses for the quarter and first nine months of 2023, compared with the same periods in 2022. We also enhanced the narrative disclosure to explain the reasons for and drivers of the change. Please reference our disclosure in the Earnings Performance section of MD&A, Table 3: Noninterest Expense (see footnote 1 to Table 3) and the narrative discussion below the table in the Form 10-Q (page 11), as follows (note: highlighted text below represents enhanced disclosures from our Form 10-Q for second quarter 2023):

November 7, 2023

“Table 3: Noninterest Expense

	Quarter ended Sep 30,				Nine months ended Sep 30,
($ in millions)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Personnel	$8,627	8,212	415	5%	$26,648	25,925	723	3%
Technology, telecommunications and equipment	975	798	177	22	2,844	2,473	371	15
Occupancy	724	732	(8)	(1)	2,144	2,159	(15)	(1)
Operating losses (1)	329	2,218	(1,889)	(85)	828	3,467	(2,639)	(76)
Professional and outside services	1,310	1,235	75	6	3,843	3,831	12	—
Leases (2)	172	186	(14)	(8)	529	559	(30)	(5)
Advertising and promotion	215	126	89	71	553	327	226	69
Restructuring charges	—	—	—	—	—	5	(5)	(100)
Other	761	799	(38)	(5)	2,387	2,273	114	5
Total	$13,113	14,306	(1,193)	(8)	$39,776	41,019	(1,243)	(3)
(1)Includes expenses for legal actions of $175 million and $984 million for third quarter 2023 and 2022, respectively, and $115 million and $1.1 billion for the first nine months of 2023 and 2022, respectively, and expenses for customer remediation activities of $(30) million and $978 million for third quarter 2023 and 2022, respectively, and $133 million and $1.6 billion for the first nine months of 2023 and 2022, respectively.
(2)Represents expenses for assets we lease to customers.
Third quarter and first nine months of 2023 vs. Third quarter and first nine months of 2022

Operating losses decreased driven by:
•lower expense for legal actions, compared with third quarter 2022 that included amounts related to the December 2022 CFPB consent order. For additional information on legal actions, see Note 10 (Legal Actions) to Financial Statements in this Report; and
•lower expense for customer remediation activities, compared with higher expense in 2022 predominantly due to the further refinement of the scope of remediation for historical mortgage lending, automobile lending, and consumer deposit accounts matters. Expenses for customer remediation activities in the third quarter and first nine months of 2023 were lower primarily related to matters that had lower estimated costs and complexity than historical matters. For additional information on customer remediation activities, see the “Overview” section above.

As previously disclosed, we have outstanding legal actions and customer remediation activities that could impact operating losses in the coming quarters.
For additional information on operating losses, see Note 17 (Revenue and Expenses) to Financial Statements in this Report.”
In future filings, to the extent appropriate we will continue to separately provide the components of operating losses and discuss primary drivers impacting significant changes to these components.

November 7, 2023

2.Please refer to comment 1. We note from your proposed suggested disclosures under “Earnings Performance, page 11 in Form 10-K” in your response that the discussion only addresses $2 billion (37%) of the $5.4 billion increase to your operating losses and attributes the remaining increase to a variety of historical matters predominantly driven by expenses for customer remediation matters, as well as expenses for litigation and regulatory matters. Please tell us and revise your future filings to quantify the predominant expenses related to customer remediation matters. Additionally, to the extent there are significant operating losses recorded due to new matters, or recent developments related to historical matter(s), please revise your future filings to provide greater transparency around the changes in operating losses and any of its significant components.

Wells Fargo response:

As noted in our response to comment 1 above, our Form 10-Q provided the expense amounts for the components of operating losses, including expense for customer remediation activities, as well as a discussion of the predominant drivers for changes in expense for customer remediation activities for the periods presented.

We also included the amounts of our accrued liabilities for customer remediation activities as of September 30, 2023, and December 31, 2022, in the “Overview – Customer Remediation Activities” section of MD&A in the Form 10-Q (page 4) to provide greater transparency regarding changes in accrued liabilities for customer remediation activities over time. In future filings, to the extent appropriate we will continue to separately provide our accrued liabilities for customer remediation activities.

The predominant matters that led to the higher expense for customer remediation activities in 2022 were historical mortgage lending, auto lending, and consumer deposit accounts matters. We reference customer remediation activities in the “Overview” section of MD&A in the Form 10-Q. Please note that the expense amounts for customer remediation activities for the third quarter and first nine months of 2023 were $(30) million and $133 million, respectively, reflecting lower estimated costs and complexity observed for newer matters compared with historical matters.

3.Please refer to comment 1. You state in your response that in order to provide additional transparency, you foreshadow the potential losses that may be accrued in the future by disclosing the high end of the range of reasonably possible losses in excess of your accrual for new and existing litigation and regulatory matters. We note disclosure from page 155 of Exhibit 13 to your Form 10-K for fiscal year ended December 31, 2021, that the high end was approximately $2.9 billion as of December 31, 2021. Given that you recorded $7 billion of operating losses during the subsequent fiscal year ended December 31, 2022, please tell us and revise your future filings, where appropriate, to disclose the reason(s) for the significant change in expenses recorded when compared to earlier estimates, including those significantly attributable to respective components of your operating losses.

November 7, 2023

Wells Fargo response:

The following table (which will be included in our 2023 Form 10-K) provides the components and corresponding expense amounts for the $7.0 billion of operating losses in 2022:

Year ended Dec. 31,
(in millions)	2022
Legal actions	$3,307
Customer remediation	2,692
Other	985
Total operating losses	$6,984
Legal actions
The high end of the range of reasonably possible losses for legal actions was approximately $2.9 billion as of December 31, 2021, and generally increased during 2022 ($2.8 billion as of March 31, 2022, $3.2 billion as of June 30, 2022, and $3.7 billion as of September 30, 2022). The $3.3 billion of expense for legal actions in 2022 reflected accruals for certain litigation and regulatory matters. For example, in our 2022 Form 10-K, we disclosed various regulatory investigations by the Consumer Financial Protection Bureau (“CFPB”) which ultimately resulted in a civil penalty of $1.7 billion in fourth quarter 2022, a securities fraud class action regarding certain automobile lending matters which ultimately resulted in a $300 million settlement agreement in fourth quarter 2022, and a securities fraud class action regarding certain consent order disclosures which ultimately resulted in a $1.0 billion settlement agreement in second quarter 2023. We provide information on these and other litigation and regulatory matters in Note 10 (Legal Actions) to our Financial Statements, including settlement amounts when matters are resolved.

Customer remediation
The expense for customer remediation activities in 2022 predominantly resulted from the further refinement in third quarter 2022 of the scope of remediation for historical mortgage lending, automobile lending, and consumer deposit accounts matters. This further refinement led to the higher expense in 2022 and was not estimable prior to completion of the work in third quarter 2022. In addition, there were expense amounts for customer remediation activities in fourth quarter 2022 primarily related to the December 2022 CFPB consent order.

As discussed in our prior response letter, customer remediation matters often span multiple years, and typically require reviews and discussions with internal and external parties, including communications with our regulators, which may result in variability related to the timing and the determination of the amount of loss. These reviews and discussions may result in expansions of populations of affected customers and/or time frames, as well as changes to customer remediation payment amounts. We establish an accrual for the probable and estimable costs related to each customer remediation matter, which amounts are refined over time in light of any additional information; however, given the complexity and unpredictability of these matters, it is not possible to determine the ultimate loss or reasonably estimate possible loss in excess of amounts accrued until these reviews and discussions are complete.

Other
Each year, we have expenses for other operating losses such as deposit overdraft losses and fraud losses. These amounts cannot be accrued in advance or estimated for a range of possible loss until the actual event has occurred; however, there is a limited amount of time between the identification of the loss event and the recognition of expense.
_____________________________________

November 7, 2023

Any discussion or questions concerning the information set forth in this letter may be directed to our Chief Accounting Officer, Muneera Carr, or me.

Sincerely,

/s/ MICHAEL P. SANTOMASSIMO
Michael P. Santomassimo
Senior Executive Vice President and Chief Financial Officer

cc:	Charles W. Scharf, President and Chief Executive Officer
Ellen R. Patterson, Senior Executive Vice President and General Counsel
Muneera S. Carr, Executive Vice President and Chief Accounting Officer